Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5421	facsimile:	(713) 651-5246
May 16, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	Helix Energy Solutions Group, Inc.
Form S-4
Filed April 3, 2006
File No. 333-132922
Dear Ladies and Gentlemen:
     On April 3, 2006, Helix Energy Solutions Group, Inc. (“Helix”) filed a Registration Statement on Form S-4 (the “Form S-4”) related to the proposed merger of Remington Oil and Gas Corporation (“Remington”) with and into a wholly owned subsidiary of Helix, pursuant to that certain Agreement and Plan of Merger dated January 22, 2006, by and between Helix and Remington, as amended by Amendment No. 1 to Agreement and Plan of Merger dated January 24, 2006, by and among Helix, Cal Dive Merger – Delaware Inc., a wholly owned subsidiary of Helix, and Remington. By letter dated May 3, 2006, Helix received the Staff’s comments relating to the Form S-4 (the “Comments”).
     In response to the Comments, Helix has filed an amended Form S-4 (the “Amendment”). On behalf of Helix, based on our discussions with Helix and its independent registered public accountants, set forth below are Helix’s responses to the Staff’s comments. The following numbered paragraphs repeat the comments for your convenience, followed by Helix’s responses to those comments.
Unaudited Condensed Combined Pro Forma Financial Data, page 154
1. We note your disclosure that the process of evaluating Remington’s accounting policies for conformity to Helix’s is still in the preliminary stages. Please complete your evaluation process and revise your pro forma presentation as appropriate to include any conforming
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Dubai • Hong Kong • London • Munich • Riyadh

Securities and Exchange Commission
May 16, 2006

adjustments. If certain items remain subject to completion, please revise your disclosure to clarify the nature of such items and the reason they remain outstanding.
Response: Helix has completed its review of the significant accounting policies of Remington. The proxy statement/prospectus has been revised as requested. Please see the updated disclosure on pages 26 and 175 of the Amendment to reflect the accounting policies for Helix and Remington are comparable.
2. Please expand your pro forma presentation to identify any changes in contractual arrangements resulting from your merger with Remington that will affect your results of operations subsequent to the merger; as well as any significant integration or disposal costs that you expect to incur.
Response: The pro forma presentation has been updated to reflect the assumption of certain beneficial contractual arrangements. Please see page 179 of the Amendment.
The pro forma presentation has not been updated to include costs associated with the integration and combination of Helix and Remington (i.e. restructuring costs associated with severance for redundant functions, information technology systems integration, etc.). These integration-related costs will be finalized once the companies are combined. The disclosures on pages 26, 175 and 179 of the Amendment have been updated to reflect such, with estimated costs for restructuring and integration related activities.
3. Please add disclosure, supplementing the pro forma presentation depicting your merger with Remington, to discuss plans for your marine shelf contracting segment, and the filing of an initial registration statement on Form S-1. We note your statement that you may sell a minority stake in the Shelf Contracting business on page 75. We also note that you recently wrote to the Chief Accountant, in a letter dated March 17, 2006, stating that you anticipate filing a Form S-1 for the registration of shares for a newly created entity from a “carve-out” of your marine shelf contracting business and seeking advice on certain accounting matters. The significance of the historical operations associated with the assets to be transferred to the new entity, and the anticipated impact on your expected future financial position, results or operations and cash flow should be addressed in this section, the Business section and in MD&A.
Response: The proxy statement/prospectus has been revised as requested. Please see pages 74, 100 and 175 of the Amendment.
Helix is currently in the process of preparing a registration statement to sell a minority interest in our marine shelf contracting business. To date, definitive terms have not been reached as to the approximate amount of minority interest that will ultimately be sold and therefore no disclosure of terms can be made related to a probable transaction or impact therefrom. As a result, Helix is unable to disclose the anticipated impact on our expected future financial position, results or operations and cash flow.

Securities and Exchange Commission
May 16, 2006

Unaudited Pro Forma Consolidated Statement of Operations, page 155
4. Please expand your disclosure in footnote (b) to clarify whether any change in asset useful lives and/or amortization periods is anticipated or factored into your pro forma adjustment.
Response: The proxy statement/prospectus has been revised as requested. Please see page 177 of the Amendment.
5. Please expand your disclosure in footnote (c) to discuss the basis for your estimated annual interest rate for 2005 of 5.32%, and to indicate whether the rate is consistent with the terms of your debt agreement. If actual interest rate in the transaction may differ from the estimate underlying your interest expense adjustment, please also disclose in a footnote the effect on your pro forma income of a 1/8 percent variance in interest rate.
Response: The proxy statement/prospectus has been revised as requested. Please see page 177 of the Amendment. Note that the assumed interest rate has been increased by 25 basis points in this Amendment to reflect an estimated interest rate, under the proposed credit facilities, of three month LIBOR plus 200 basis points.
Unaudited Pro Forma Combined Balance Sheet, page 156
6. Please expand your disclosure in footnote (a) to discuss the basis for each factor used in your purchase price calculation, including the 30,156,452 shares of Remington common stock, $27.00 cash price per share, 0.436 times $42.48 per share, and $20 million estimated direct transaction fees payable.
Response: The proxy statement/prospectus has been revised as requested. Please see page 179 of the Amendment.
7. Tell us why you use different number of shares and per share price for Remington common stock in the footnote disclosures of your Calculation of Registration Fee page that follows your Form S-4 cover page.
Response: The number of Remington shares used in the calculation of the registration fee is the sum of the number of Remington shares outstanding on January 22, 2006 and the number of Remington shares covered by options outstanding on January 22, 2006 as stated in note (2) to the Calculation of Registration Fee table. This is the maximum number of Remington shares that could be outstanding at the closing date for purposes of applying the exchange ratio. This number was used to determine the maximum number of Helix shares that could legally be required to be issued by Helix to Remington stockholders in the merger. The calculation of the proposed maximum aggregate offering price was based on a per share price of Remington

Securities and Exchange Commission
May 16, 2006

common stock, as established by the average of the high and low prices of Remington common stock as reported on the New York Stock Exchange on a date within five business days of the filing of the Registration Statement as required by Rule 457 of the General Rules and Regulations promulgated pursuant to the Securities Act of 1933.
The 30,156,452 estimated diluted shares used in the calculation of the deemed purchase price on page 179 of the Amendment represents the estimated number of common shares issuable upon completion of the merger, including outstanding shares and shares issuable under Remington’s stock compensation programs. This balance includes the estimated dilutive impact of all of Remington’s common stock equivalents reduced for the application of proceeds from stock option exercises to repurchase stock in the market and thereby reduce the deemed outstanding Remington shares (i.e. accounted for under the treasury stock method). The number used in the Calculation of Registration Fee is not affected by this computation and represents a maximum number of shares that could be issued by Helix to Remington stockholders without respect to assumed common stock outstanding reductions from the application of stock option exercise proceeds to repurchase Remington stock in the open market (i.e. treasury stock method).
8. Expand your disclosure in footnote (a) to identify the independent appraisal firm engaged to assist you in finalizing your purchase price allocation; file the consent required under Item 601(B)(23) of Regulation S-K. Additionally, since the purchase accounting method requires that the purchase price be allocated based on the relative fair values of the assets and liabilities acquired, your presentation and related disclosure stating that assets and liabilities were valued at their historical book values should be revised as necessary to comply with this guidance, with further disclosure describing the method by which you have utilized historical amounts in estimating the fair values depicted.
Response: The proxy statement/prospectus has been revised to reflect that Helix has recently engaged a third party to provide valuation services, and that certain working capital assets and liabilities have been preliminarily assigned fair values which approximate historical book values. Please see page 179 of the Amendment.
Helix has engaged Avail Consulting, LLC, an independent provider of valuation services. However, Avail has yet to complete its scope of services under its agreement with Helix. Helix does not believe that it is pertinent to name in the proxy statement/prospectus the consulting firm hired to provide the valuation services. Further, Avail would not be in a position to provide a consent since its scope of services has not been completed.
Supplemental Oil and Gas Disclosures (Unaudited), page 158
9. We note your disclosure that the standardized measure projections should not be viewed as realistic estimates of future cash flows. Please expand your disclosure to discuss the limitations and assumptions used, while identifying those where “subjective judgments” have been used and which may have been estimated with a greater level of precision had you obtained

Securities and Exchange Commission
May 16, 2006

more complete information. Please differentiate between information utilized in compiling the measures, and the effects of future occurrences that may change the assumptions upon which the measures are currently based.
Response: The proxy statement/prospectus has been revised as requested. Please see page 180 of the Amendment.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5421 or Laura Ann Smith at (713) 651-5304.

Very truly yours,
/s/ Arthur H. Rogers
Arthur H. Rogers

cc:	A. Wade Pursell (HELX)
James Lewis Connor, III (HELX)
Lloyd Hajdik (HELX)